

**UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

April 28, 2010

Mr. Kirk S. Hachigian
Chief Executive Officer
Cooper Industries, plc
600 Travis, Suite 5600
Houston, Texas 77002

**Re: Cooper Industries, plc
        Annual Report on Form 10-K for the fiscal year ended December 31, 2009
        Filed February 19, 2010
        Definitive Proxy Statement
        Filed March 12, 2010
        File No. 1-31330**

Dear Mr. Hachigian:

    We have reviewed your definitive proxy statement filed March 12, 2010 and have the following comment. If you disagree with the comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that after our review of your responses, we may raise additional comments.

Mr. Kirk S. Hachigian
Cooper Industries
April 28, 2010

Definitive Proxy Statement

Compensation Discussion and Analysis, page 17

1. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Kenya Gumbs, Staff Accountant, at (202) 551-3373, or Robert Littlepage, Accountant Branch Chief at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415, or Robert Bartelmes, Senior Financial Analyst, at (202) 551-3354, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Terry Klebe, Chief Financial Officer
    Via Facsimile, 713-209-8981